May 13, 2025

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit F of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe C2 Exchange, Inc.

For Exhibit F, the Exchange is filing an amendment to provide the most recent, final versions of agreements circulated to Members and other Users of the Exchange. Election Form for a Cboe Exchange, Inc. TPH Organization has been updated.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,
Laura Dickman

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 10:00am on 05/13/25

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **05/13/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe C2 Exchange, Inc.

25000173

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312) 786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel Cboe C2 Exchange, Inc. (Title) (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 05/13/25 (MM/DD/YY) Cboe C2 Exchange, Inc. (Name of Applicant)

By: Laura Dickman [signature executed at 10:00am on 05/13/25] (Signature) Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity; and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

1. Election Form for a Cboe Exchange, Inc. TPH Organization | Updates: Changed document name from 'TPH Activation/Termination Form' to 'TPH Activation Form' in the 'Items Required to Become Effective' section of the Checklist; Removed TD (Series 57) and TP (Series 24) from the 'Responsible Person(s)' section. Changed font to Montserrat.

Cboe C2 Exchange, Inc.
Election Form for a Cboe Exchange, Inc. TPH Organization

Any Cboe Exchange, Inc. Trading Permit Holder ("TPH") in good standing is eligible to receive a trading permit with Cboe C2 Exchange, Inc. ("C2 Options"). An applicant must complete and submit all materials listed on the Election Form Checklist below via email to MembershipServices@cboe.com.

Applicants are required to answer **every** question and provide the requested information in each field. Applicants may answer not applicable ("N/A") where appropriate. For all areas requesting a CRD #, Applicants are required to provide an ID number or mark N/A. Applicants are required to update any information submitted in this election form when and if it becomes inaccurate or incomplete while this election form is pending.

ELECTION FORM CHECKLIST

Items required for election form approval:

- ☐ Election Form for a Cboe Exchange, Inc. TPH Organization
- ☐ Individual Consent to Jurisdiction for each Responsible Person, and Direct Owner, Control Person or Executive Officer named on Schedule A of Form BD (available here)
- ☐ Fingerprints for each Responsible Person if not a current Associated Person, Nominee or Cboe Responsible Person with the same TPH.
- ☐ Organization Consent to Jurisdiction for each Entity named on Schedule A of Form BD (available here)
- ☐ IRS Form W-9 or W-8
- ☐ Confirmation of OCC approval – applicable to clearing applicants only
- ☐ Responsible Person fee, if applicable

  Please refer to the 'Application Related Fees' section of the C2 Options Fee Schedule for current pricing information. Applicant is responsible for all wire transfer fees assessed by Applicant's bank. All application fees are non-refundable.

Items required to become effective:

- ☐ Trading Permit Holder Letter of Guarantee – applicable to non-clearing applicants (available here)
- ☐ Clearing Participant Letter of Guarantee – applicable to clearing applicants (available here)
- ☐ Confirmation of OCC activation – applicable to clearing applicants only
- ☐ TPH Activation Form (available here)

Note: All materials sent to C2 Options will be reviewed for completeness.

C2 Options may request applicants to submit documentation in addition to what is listed in the Election Form Checklist during the review process. If you have questions on completing the election form, you may direct them to Membership Services at MembershipServices@cboe.com or 913.815.7002. In addition, please refer to C2 Options' website at www.cboe.com for additional information regarding the approval process.

Cboe C2 Exchange, Inc.
Election Form for a Cboe Exchange, Inc. TPH Organization

GENERAL INFORMATION		
Name of Applicant:		
Tax ID #:	CRD #:	SEC #: 8-
Address of Principal Office:		
City:	State:	Zip:

BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:

COMPLIANCE CONTACT	REGULATORY CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:

TRADING CONTACT	TECHNICAL CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:

CAPACITY IN WHICH THE APPLICANT SEEKS TO ACT ON C2 OPTIONS (check all that apply)

Electronic Access permit required for:

☐ Proprietary Trader ☐ Broker ☐ Clearing Participant ☐ Transact Business with the Public*

Market Maker permit required for:

☐ Market Maker

*A Trading Permit Holder Organization Application to Transact Business with the Public is required and should be submitted in conjunction with this Election Form.

DESIGNATED CLEARING FIRM

Identify the Clearing Participant issuing the guarantee for the Applicant's activity on C2 Options:

Name: ______________________________ OCC #: ______________

RESPONSIBLE PERSONS
A TPH must designate at least one individual (Responsible Person) as its administrator for the organization's use of the system and as a contact person to represent the organization with respect to matters relating to C2 Options. The Responsible Person must be a United States based officer, director or management level employee of the TPH, who is responsible for the direct supervision and control of Associated Persons of the TPH. Each Responsible Person must sign an Individual Consent to Jurisdiction and hold the appropriate qualification examination and registration on WebCRD®.

Name:	CRD #:
Title:	
Phone:	Email:

Name:	CRD #:
Title:	
Phone:	Email:

Organization Consent to Jurisdiction and Certifications

The undersigned represents that the information and statements in this election form or supplements to this election form may be verified by investigation and hereby declares that they are true complete and accurate.

By executing this election form, the undersigned agrees on behalf of the organization and its related parties as follows:

To abide by the rules of Cboe C2 Exchange, Inc. ("C2 Options") as they shall be in effect from time to time.

The organization authorizes any governmental agency, national securities exchange, national securities association, commodities exchange or other entity to furnish to C2 Options, upon its request, any information they may have concerning the organization and the organization hereby releases each such entity from any and all liability of whatsoever nature by reason of furnishing such information to C2 Options.

The organization authorizes C2 Options to make available to any governmental agency, national securities exchange, national securities association, commodities exchange or other entity (upon such entity's showing of proper authority and need) any information C2 Options may have concerning the organization and the organization hereby releases C2 Options from any and all liability of whatsoever nature by reason of furnishing such information.

The organization certifies that all associated persons required to be fingerprinted have been fingerprinted and the organization affirms that it is not associated with a person subject to a statutory disqualification, unless any such individual's association is otherwise appropriately approved by an SRO.

The organization agrees to promptly update its election form materials if any of the information provided in those materials become inaccurate or incomplete after the date of submission of its election form to C2 Options and prior to any approval of the election form.

The organization recognizes that the statements in the election form materials furnished to C2 Options may be verified by investigation and hereby declares that they are true, complete and accurate.

Signature of Authorized Officer, Partner or Managing Member of Applicant

Date

Printed Name

Title